# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oatly Group AB, CIK 0001843586
CUSIP: 67421J207
Title of class of securities: Ordinary Shares, par value $0.00018 per share
Address of issuer's principal executive offices: C/O OATLY GROUP, ANGFARJEKAJEN 8, Malmo, Sweden (V7), 211 19
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001510589

## Reporting persons
- Hillhouse Investment Management, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 40,746,809; sole dispositive power 0; shared dispositive power 40,746,809; aggregate amount beneficially owned 40,746,809 (6.4% of the class)
  Comment: Represents 12,625,409 Ordinary Shares (as defined in Item 2(a)) issuable upon conversion of convertible notes and 28,121,400 Ordinary Shares in the form of ADSs issuable upon conversion of convertible notes.

## Item 1. Issuer
Name of issuer: Oatly Group AB
Address of issuer's principal executive offices: Angfarjekajen 8, 211 19 Malmo, Sweden

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company ("HIM" or the "Reporting Person") with respect to the ordinary shares, par value $0.00018 per share ("Ordinary Shares"), of Oatly Group AB (the "Company") issuable, and Ordinary Shares underlying ADSs (as defined below) issuable, upon conversion of convertible notes held by Mars II Holdings Pte. Ltd. ("Mars II"). HIM acts as the sole management company of Hillhouse Focused Fund Growth V, L.P. ("Growth Fund") and Hillhouse Climate Fund, L.P. ("Climate Fund"). Mars II is indirectly equally owned by Growth Fund and Climate Fund. HIM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares issuable, and Ordinary Shares underlying ADSs issuable, upon conversion of convertible notes held by Mars II.

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP Number 67421J207 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "OTLY." Each ADS represents 20 Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 598,559,840 Ordinary Shares outstanding as of February 28, 2025, as reported in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 13, 2025, and assumes conversion of the convertible notes held by Mars II.
Percent of class: 6.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (05/15/2025)